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                                                                       EXHIBIT 7

Board of Directors
DSP Communications, Inc.
October 13, 1999
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                                October 13, 1999


Board of Directors
DSP Communications, Inc.
20300 Stevens Creek Boulevard
Cupertino, California  95014

Members of the Board of Directors:

         DSP Communications, Inc. (the "Company"), Intel Corporation (the "Acquiror") and CWC Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger dated as of October 13, 1999 (the "Agreement") pursuant to which Acquisition Sub will conduct a tender offer (the "Offer") for any and all outstanding shares of the Company's common stock, par value $0.001 per share (the "Shares"), at $36 per Share, net to the seller in cash. The Agreement also provides that, following consummation of the Offer, Acquisition Sub will be merged with the Company in a transaction (the "Merger") in which each outstanding Share which is not acquired in the Offer (other than dissenting shares, treasury shares, Shares held by any of the Company's subsidiaries, and Shares held by Acquiror, Acquisition Sub or any other subsidiary of Acquiror) will be converted into the right to receive $36 in cash. In connection with the Offer and the Merger, the parties also propose to enter into an agreement (the "Option Agreement") pursuant to which the Company will grant to the Acquiror an option to acquire a number of newly issued Shares equal to approximately 19.9% of the total Shares outstanding as of the date of the Agreement.

         You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares, other than the Acquiror and its affiliates, in the Offer and the Merger is fair to such stockholders from a financial point of view.

         In arriving at the opinion set forth below, we have, among other things:

         (1) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the four fiscal years ended December 31, 1998 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1999 and June 30, 1999;


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Board of Directors
DSP Communications, Inc.
October 13, 1999
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         (2)    reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

         (3) conducted discussions with members of senior management of the Company concerning its businesses and prospects;

         (4) reviewed the historical market prices and trading activity for the Shares and compared them with the historical market prices and trading activity of certain publicly traded companies which we deemed to be reasonably similar to the Company;

         (5) compared the results of operations of the Company with the results of operations of certain companies which we deemed to be reasonably similar to the Company;

         (6) compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

         (7)    reviewed a draft of the Agreement, received on October 13, 1999;

         (8) reviewed a draft of the Option Agreement, received on October 13, 1999; and

         (9) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including equity analysts' forecasts with respect to the Company's future performance and our assessment of general economic, market and monetary conditions.

         In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final forms of the Agreement and the Option Agreement will be substantially similar to the last drafts reviewed by us. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

         We are acting as financial advisor to the Company in connection with the transactions contemplated by the Agreement and will receive from the Company for our services (i) a fee payable upon the earlier of public announcement of the Offer or execution of a definitive agreement with respect to the Offer and
(ii) an additional fee contingent upon completion of the Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and financial advisory


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Board of Directors
DSP Communications, Inc.
October 13, 1999
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services to the Company's current chairman and chief executive officer and have received fees for the rendering of such services. In addition, in the ordinary course of our business we may actively trade Shares and other securities of the Company and securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in securities of the Company and Acquiror. We also issue research reports on both the Company and Acquiror and from time to time present potential transactions to, and solicit engagements from, the Company and Acquiror.

         This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the transactions contemplated by the Agreement and does not constitute a recommendation to any holder of Shares as to whether to tender such Shares in the Offer or as to how such holder should vote on the Merger or any matter related thereto.

         On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed cash consideration to be received by the holders of the Shares, other than the Acquiror and its affiliates, pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

                                       Very truly yours,

                                       MERRILL LYNCH, PIERCE, FENNER &
                                                SMITH INCORPORATED




                                       By   /s/  Emiko Higashi
                                            -------------------------------
                                            Managing Director
                                            Investment Banking Group